SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2002

                            W.P. STEWART & CO., LTD.




                          Trinity Hall, 43 Cedar Avenue
                              Hamilton HM 12 Bermuda
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F         X         Form 40-F
                           --------          ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes                 No    X
                  --------        ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------


                            W.P. STEWART & CO., LTD.
                                    Form 6-K

See press release attached hereto dated 30th April, 2002 regarding 1Q earnings.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 W.P. STEWART & CO., LTD.


                                 By:      /s/    LISA D. LEVEY
                                          ------------------------------
                                          Name:  Lisa D. Levey
                                          Title: Deputy Managing Director--
                                                 General Counsel

Date: 30th April, 2002

W.P. STEWART & CO., LTD.

                                                           CONTACT: FRED M. RYAN


                 W.P. STEWART & CO., LTD. REPORTS NET INCOME FOR
                       FIRST QUARTER 2002 OF $17.3 MILLION

            DILUTED EARNINGS PER SHARE OF $0.37 FOR THE FIRST QUARTER


30 April 2002
Hamilton, Bermuda


W.P. Stewart & Co., Ltd. today reported net income of $17.3 million, or $0.37 per share (diluted) and $0.39 per share (basic), for the first quarter ended 31 March 2002. This compares with net income in the first quarter of the prior year of $23.3 million or $0.49 per share (diluted) and $0.53 per share (basic).

A primary factor contributing to the lower earnings was the reduced level of commission income in comparison with annualized commission income in 2001.

For the first quarter of 2002 there were 47,133,614 common shares outstanding on a weighted average diluted basis compared to 47,315,118 common shares outstanding for the first quarter of 2001 on the same weighted average diluted basis.

Cash earnings for the quarter ended 31 March 2002, which exclude non-cash expenses such as depreciation and amortization, on a tax-effected basis, were $19.1 million, or $0.41 per share (diluted), compared with $24.9 million, or $0.53 per share (diluted) in the same quarter of the prior year.

PERFORMANCE

Performance in the W.P. Stewart & Co., Ltd. US Equity Composite for the first quarter of 2002 was substantially better than the S&P 500, at 4.7% pre-fee and 4.4% post-fee, compared with 0.3% for the broad market average.

W.P. Stewart's five-year performance record for the period ended 31 March 2002 averaged 14.1% pre-fee (12.9% post-fee), compounded annually, compared to an average of 10.2% for the S&P 500 in the period.

ASSETS UNDER MANAGEMENT

Assets under management at quarter-end were approximately $9.5 billion, compared with approximately $9.2 billion at 31 December 2001 and approximately $9.3 billion at 31 March 2001.

Net flows for the quarter ended 31 March 2002 were -$79 million, compared with -$140 million in the fourth quarter of 2001 and -$291 million in the comparable quarter of 2001.

              Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

In the quarter, net cash inflows to existing accounts were approximately $31 million, compared with -$142 million in the comparable quarter of 2001.

Net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts) were -$110 million for the quarter compared to -$150 million for the same quarter of the prior year.

LOOK THROUGH EARNING POWER

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 27-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually.

Currently, portfolio earnings growth remains solidly positive and significantly better than that of the S&P Industrials. The Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

REVENUES AND PROFITABILITY

Revenues were $37.3 million for the quarter ended 31 March 2002, down 23% from $48.5 million for the same quarter 2001.

The average gross management fee was 1.23% for the quarter ended 31 March 2002, compared to 1.25% in the same quarter of the prior year. The decline in the average gross fee reflects a slight change in account mix.

Total operating expenses decreased 19.9%, to $18.1 million, for the first quarter 2002, from $22.6 million in the same quarter of the prior year.

Pre-tax income, at $19.2 million, was 51.5% of gross revenues for the quarter ended 31 March 2002 compared to $25.8 million or 53.3% of gross revenues in the comparable quarter of the prior year.

The Company's provision for taxes for the quarter ended 31 March 2002 was $1.9 million versus $2.6 million in the comparable quarter of the prior year. The tax rate is 10% of income before taxes for both periods.

OTHER EVENTS

As of 26 April 2002, the Company increased its authority to repurchase its shares to $30 million, at the discretion of the Company's Executive Committee.

              Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.

The Company paid a dividend of $0.30 per common share on 31 January 2002 to shareholders of record as of 18 January 2002, and will pay a dividend of $0.30 per common share on 30 April 2002 to shareholders of record as of 19 April 2002.

CONFERENCE CALL

In conjunction with this first quarter 2002 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Tuesday, 30 April 2002. The conference call will commence promptly at 9:15am (EDT) and will conclude at 9:45am (EDT). Those who are interested in participating in the teleconference should dial 1-800-233-2795 (within the United States) or +785-832-1077 (outside the United States). The conference ID is "W.P. Stewart". To listen to the live broadcast of the conference over the Internet, simply log on to the web at the following address http://www.videonewswire.com/WP/043002.

The teleconference will be available for replay from 12:00 noon (EDT) on Tuesday, 30 April 2002 through Wednesday, 1 May 2002. To access the replay, please dial 1-800-283-9429 (within the United States) or + 402-220-0871 (outside the United States). The webcast will be accessible for replay on the Company's website through Tuesday, 7 May 2002.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.


                (Consolidated Statements of Operations appear on following page)

                                      # # #

              Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  FOR THE THREE MONTHS ENDED
                                                           MARCH 31,
                                             -----------------------------------
                                                2002          2001           %
                                             -----------   -----------    =-----
REVENUE:
  FEES ...................................   $28,286,263   $32,155,126    -12.03
  COMMISSIONS ............................     8,002,814    14,646,243    -45.36
  INTEREST AND OTHER .....................     1,057,853     1,683,012    -37.15
                                             -----------   -----------    ------
                                              37,346,930    48,484,381    -22.97
                                             -----------   -----------    ------
EXPENSES:
  EMPLOYEE COMPENSATION AND BENEFITS .....     6,655,333     9,619,456    -30.81
  MARKETING FEES .........................     2,055,460     1,852,699     10.94
  COMMISSIONS, CLEARANCE AND TRADING .....     1,589,140     2,399,619    -33.78
  RESEARCH AND ADMINISTRATION ............     3,195,144     3,722,074    -14.16
  DEPRECIATION AND AMORTIZATION ..........     1,948,313     1,813,406      7.44
  OTHER OPERATING ........................     2,681,126     3,229,748    -16.99
                                             -----------   -----------    ------
                                              18,124,516    22,637,002    -19.93
                                             -----------   -----------    ------
INCOME BEFORE TAXES ......................    19,222,414    25,847,379    -25.63

PROVISION FOR TAXES ......................     1,922,241     2,584,738    -25.63
                                             -----------   -----------    ------

NET INCOME ...............................   $17,300,173   $23,262,641    -25.63
                                             ===========   ===========    ======

EARNINGS PER SHARE:

BASIC EARNINGS PER SHARE .................   $      0.39   $      0.53    -26.42
                                             ===========   ===========    ======

DILUTED EARNINGS PER SHARE ...............   $      0.37   $      0.49    -24.49
                                             ===========   ===========    ======